11100 Santa Monica Blvd., Ste. 800 Los Angeles, CA 90025 Tel: (310) 689-5235 www.brileyfin.com

November 5, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom, Dietrich King and Daniel Porco

Re: B. Riley Financial, Inc. (f/k/a Great American Group, Inc.)

Registration Statement on Form S-1, as amended

File No. 333-198814

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, B. Riley Financial, Inc., a Delaware corporation (f/k/a Great American Group, Inc.) (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 PM, New York City time, on November 7, 2014, or as soon thereafter as possible on such date. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby acknowledges that:

  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Scott Stanton at (858) 720-5141. Thank you for your assistance and cooperation.

Very truly yours,

B. RILEY FINANCIAL, INC.

/s/ Phillip J. Ahn

Name: Phillip J. Ahn

Title: Chief Financial Officer and Chief Operating Officer

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